Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited)

1	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	September 30,	December 31,
As at (in millions of Canadian dollars)	2022	2021

ASSETS
Current assets
Cash and cash equivalents	$395	$131
Accounts receivable and other current assets (Note 5)	1,808	1,511
Prepaid expenses	195	116
Inventories	690	478
Regulatory assets (Note 6)	739	492
Total current assets	3,827	2,728
Other assets	1,253	955
Regulatory assets (Note 6)	3,291	3,097
Property, plant and equipment, net	41,549	37,816
Intangible assets, net	1,477	1,343
Goodwill	12,687	11,720
Total assets	$64,084	$57,659

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$232	$247
Accounts payable and other current liabilities	2,832	2,570
Regulatory liabilities (Note 6)	509	357
Current installments of long-term debt (Note 7)	2,570	1,628
Total current liabilities	6,143	4,802
Regulatory liabilities (Note 6)	3,281	2,865
Deferred income taxes	4,009	3,627
Long-term debt (Note 7)	25,929	23,707
Finance leases	341	333
Other liabilities	1,430	1,409
Total liabilities	41,133	36,743
Commitments and contingencies (Note 13)
Equity
Common shares (1)	14,558	14,237
Preference shares	1,623	1,623
Additional paid-in capital	8	10
Accumulated other comprehensive income (loss)	1,300	(40)
Retained earnings	3,635	3,458
Shareholders' equity	21,124	19,288
Non-controlling interests	1,827	1,628
Total equity	22,951	20,916
Total liabilities and equity	$64,084	$57,659
(1)    No par value. Unlimited authorized shares. 480.3 million and 474.8 million issued and outstanding as at September 30, 2022 and December 31, 2021, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenue	$2,553	$2,196	$7,875	$6,865

Expenses
Energy supply costs	804	624	2,684	2,066
Operating expenses	630	594	1,958	1,855
Depreciation and amortization	422	380	1,246	1,121
Total expenses	1,856	1,598	5,888	5,042
Operating income	697	598	1,987	1,823
Other income, net (Note 9)	19	37	96	129
Finance charges	280	244	804	751
Earnings before income tax expense	436	391	1,279	1,201
Income tax expense	65	49	185	167
Net earnings	$371	$342	$1,094	$1,034

Net earnings attributable to:
Non-controlling interests	$29	$31	$86	$83
Preference equity shareholders	16	16	48	48
Common equity shareholders	326	295	960	903
	$371	$342	$1,094	$1,034

Earnings per common share (Note 10)
Basic	$0.68	$0.63	$2.01	$1.92
Diluted	$0.68	$0.62	$2.01	$1.92

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars)	2022	2021	2022	2021

Net earnings	$371	$342	$1,094	$1,034

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	1,165	337	1,452	(40)
Other (2)	25	(7)	49	(3)
	1,190	330	1,501	(43)
Comprehensive income	$1,561	$672	$2,595	$991

Comprehensive income attributable to:
Non-controlling interests	$154	$64	$247	$76
Preference equity shareholders	16	16	48	48
Common equity shareholders	1,391	592	2,300	867
	$1,561	$672	$2,595	$991
(1)Net of hedging activities and income tax recovery of $37 million and $40 million for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - income tax recovery (expense) of $3 million and $(1) million, respectively).
(2)Net of income tax expense of $11 million and $21 million for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - income tax recovery of $2 million and $1 million, respectively )
See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars)	2022	2021	2022	2021

Operating activities
Net earnings	$371	$342	$1,094	$1,034
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	369	332	1,091	978
Amortization - intangible assets	37	34	108	102
Amortization - other	16	14	47	41
Deferred income tax expense	64	44	119	109
Equity component, allowance for funds used during construction (Note 9)	(19)	(18)	(54)	(57)
Other	66	26	120	93
Change in long-term regulatory assets and liabilities	80	15	94	15
Change in working capital (Note 11)	(351)	(78)	(414)	(125)
Cash from operating activities	633	711	2,205	2,190

Investing activities
Additions to property, plant and equipment	(907)	(777)	(2,600)	(2,292)
Additions to intangible assets	(44)	(41)	(151)	(120)
Contributions in aid of construction	24	21	85	55
Contributions to equity-accounted investees	(100)	—	(100)	—
Other	(46)	(48)	(141)	(146)
Cash used in investing activities	(1,073)	(845)	(2,907)	(2,503)

Financing activities
Proceeds from long-term debt, net of issuance costs	936	92	2,581	1,218
Repayments of long-term debt and finance leases	(670)	(440)	(1,506)	(562)
Borrowings under committed credit facilities	1,674	1,209	4,660	3,477
Repayments under committed credit facilities	(1,066)	(881)	(4,218)	(3,453)
Net change in short-term borrowings	(204)	(32)	(46)	112
Issue of common shares, net of costs and dividends reinvested	6	8	46	52
Dividends
Common shares, net of dividends reinvested	(168)	(152)	(492)	(449)
Preference shares	(16)	(16)	(48)	(48)
Subsidiary dividends paid to non-controlling interests	(21)	(18)	(52)	(46)
Other	—	(19)	7	(24)
Cash from (used in) financing activities	471	(249)	932	277
Effect of exchange rate changes on cash and cash equivalents	26	9	34	12
Change in cash and cash equivalents	57	(374)	264	(24)
Cash and cash equivalents, beginning of period	338	599	131	249
Cash and cash equivalents, end of period	$395	$225	$395	$225

Supplementary Cash Flow Information (Note 11)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the three months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at June 30, 2022	478.7	$14,465	$1,623	$8	$235	$3,837	$1,692	$21,860
Net earnings	—	—	—	—	—	342	29	371
Other comprehensive income	—	—	—	—	1,065	—	125	1,190
Common shares issued	1.6	93	—	—	—	—	—	93
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(21)	(21)
Dividends declared on common shares ($1.10 per share)	—	—	—	—	—	(528)	—	(528)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	—	—	—	2	2
As at September 30, 2022	480.3	$14,558	$1,623	$8	$1,300	$3,635	$1,827	$22,951

As at June 30, 2021	471.2	$14,040	$1,623	$8	$(299)	$3,581	$1,569	$20,522
Net earnings	—	—	—	—	—	311	31	342
Other comprehensive income	—	—	—	—	297	—	33	330
Common shares issued	1.7	95	—	—	—	—	—	95
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(18)	(18)
Dividends declared on common shares ($1.04 per share)	—	—	—	—	—	(491)	—	(491)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	1	—	—	1	2
As at September 30, 2021	472.9	$14,135	$1,623	$9	$(2)	$3,385	$1,616	$20,766

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the nine months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2021	474.8	$14,237	$1,623	$10	$(40)	$3,458	$1,628	$20,916
Net earnings	—	—	—	—	—	1,008	86	1,094
Other comprehensive income	—	—	—	—	1,340	—	161	1,501
Common shares issued	5.5	321	—	(2)	—	—	—	319
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(52)	(52)
Dividends declared on common shares ($1.635 per share)	—	—	—	—	—	(783)	—	(783)
Dividends on preference shares	—	—	—	—	—	(48)	—	(48)
Other	—	—	—	—	—	—	4	4
As at September 30, 2022	480.3	$14,558	$1,623	$8	$1,300	$3,635	$1,827	$22,951

As at December 31, 2020	466.8	$13,819	$1,623	$11	$34	$3,210	$1,587	$20,284
Net earnings	—	—	—	—	—	951	83	1,034
Other comprehensive loss	—	—	—	—	(36)	—	(7)	(43)
Common shares issued	6.1	316	—	(2)	—	—	—	314
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(46)	(46)
Dividends declared on common shares ($1.545 per share)	—	—	—	—	—	(728)	—	(728)
Dividends on preference shares	—	—	—	—	—	(48)	—	(48)
Other	—	—	—	—	—	—	(1)	(1)
As at September 30, 2021	472.9	$14,135	$1,623	$9	$(2)	$3,385	$1,616	$20,766

See accompanying Notes to Condensed Consolidated Interim Financial Statements

6	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing, changes in foreign exchange rates and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC ("ITC Midwest") and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and non-regulated holding company expenses.

2. REGULATORY DEVELOPMENTS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2021 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2022 follows.

ITC
ITC Midwest Capital Structure Complaint: In May 2022, the Iowa Coalition for Affordable Transmission filed a complaint with the Federal Energy Regulatory Commission ("FERC") under Section 206 of the Federal Power Act requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. The complaint alleges that ITC Midwest does not meet FERC's three-part test for authorizing the use of the utility's actual capital structure for rate-making purposes. ITC Midwest filed a response to the complaint in June 2022. As at September 30, 2022, ITC Midwest has not recorded a regulatory liability related to the complaint. The timing and outcome of this proceeding remain unknown.

MISO Base ROE: In August 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain FERC orders that had established the methodology for setting the base return on equity (“ROE”) for transmission owners operating in the Midcontinent Independent System Operator, Inc. (“MISO”) region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown.

7	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
2. REGULATORY DEVELOPMENTS (cont'd)

UNS Energy
TEP General Rate Application: In June 2022, TEP filed a general rate application with the Arizona Corporation Commission requesting new rates effective September 1, 2023 using a December 31, 2021 test year. The application reflects a US$136 million net increase in non-fuel and fuel-related revenue, as well as proposals to eliminate certain adjustor mechanisms, and modify an existing adjustor to provide more timely recovery of clean energy investments. The timing and outcome of this proceeding is unknown.

FERC Rate Case: In March 2022, FERC approved the settlement agreement for formula transmission rates at TEP, including an ROE of 9.79%.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: In 2021, the British Columbia Utilities Commission ("BCUC") initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed evidence with the BCUC in the first quarter of 2022 and the proceeding remains ongoing. The timing and outcome of this proceeding, including the effective date of any change in the cost of capital in 2023, remain unknown.

FortisAlberta
2023 GCOC Proceeding: In March 2022, the Alberta Utilities Commission ("AUC") issued a decision extending the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2023.

2023 Cost of Service ("COS") Application: In July 2022, the AUC issued a decision largely accepting the forecast requested in FortisAlberta's COS application. The AUC directed FortisAlberta to update and refile its 2023 revenue requirement, which was filed in September 2022. A final decision on this filing is expected in the fourth quarter of 2022.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2021 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2021 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

8	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2022 and 2021.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $7 million and $27 million for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - $6 million and $21 million, respectively) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at September 30, 2022, accounts receivable included approximately $14 million due from Belize Electricity (December 31, 2021 - $22 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at September 30, 2022, inter-segment loans of $35 million were outstanding (December 31, 2021 - $126 million). Interest charged on inter-segment loans was not material for the three and nine months ended September 30, 2022 and 2021.

9	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Quarter ended September 30, 2022
Revenue	478	856	273	269	175	114	361	2,526	27	—	—	2,553
Energy supply costs	—	380	84	104	—	35	200	803	1	—	—	804
Operating expenses	120	168	133	88	38	30	52	629	9	(8)	—	630
Depreciation and amortization	97	95	26	74	61	17	48	418	4	—	—	422
Operating income	261	213	30	3	76	32	61	676	13	8	—	697
Other income, net	11	6	13	7	1	2	2	42	—	(23)	—	19
Finance charges	90	32	13	37	28	19	18	237	—	43	—	280
Income tax expense	55	24	6	(11)	3	2	4	83	3	(21)	—	65
Net earnings	127	163	24	(16)	46	13	41	398	10	(37)	—	371
Non-controlling interests	22	—	—	1	—	—	6	29	—	—	—	29
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	105	163	24	(17)	46	13	35	369	10	(53)	—	326

Additions to property, plant and equipment and intangible assets	313	139	83	150	126	32	98	941	10	—	—	951

As at September 30, 2022
Goodwill	8,487	1,911	624	913	228	235	262	12,660	27	—	—	12,687
Total assets	23,704	12,892	5,156	8,474	5,464	2,636	4,773	63,099	861	179	(55)	64,084

Quarter ended September 30, 2021
Revenue	429	716	225	220	168	107	331	2,196	—	—	—	2,196
Energy supply costs	—	289	63	62	—	33	177	624	—	—	—	624
Operating expenses	115	157	127	80	35	26	49	589	6	(1)	—	594
Depreciation and amortization	74	88	22	70	58	17	45	374	5	1	—	380
Operating income	240	182	13	8	75	31	60	609	(11)	—	—	598
Other income, net	11	6	9	3	—	1	3	33	—	4	—	37
Finance charges	65	32	11	36	27	18	18	207	—	37	—	244
Income tax expense	44	25	2	(7)	1	2	5	72	—	(23)	—	49
Net earnings	142	131	9	(18)	47	12	40	363	(11)	(10)	—	342
Non-controlling interests	25	—	—	1	—	—	5	31	—	—	—	31
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	117	131	9	(19)	47	12	35	332	(11)	(26)	—	295

Additions to property, plant and equipment and intangible assets	230	177	76	125	87	34	80	809	9	—	—	818

As at September 30, 2021
Goodwill	7,782	1,752	572	913	228	235	246	11,728	27	—	—	11,755
Total assets	20,865	11,318	4,125	7,893	5,201	2,506	4,291	56,199	772	217	(51)	57,137

10	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Year-to-date September 30, 2022
Revenue	1,406	2,042	929	1,359	511	351	1,204	7,802	73	—	—	7,875
Energy supply costs	—	862	347	639	—	96	736	2,680	4	—	—	2,684
Operating expenses	363	497	425	259	122	96	157	1,919	29	10	—	1,958
Depreciation and amortization	283	276	77	224	182	51	139	1,232	12	2	—	1,246
Operating income	760	407	80	237	207	108	172	1,971	28	(12)	—	1,987
Other income, net	30	12	43	16	2	5	5	113	—	(17)	—	96
Finance charges	253	93	39	108	82	56	55	686	—	118	—	804
Income tax expense	137	43	18	25	10	7	15	255	5	(75)	—	185
Net earnings	400	283	66	120	117	50	107	1,143	23	(72)	—	1,094
Non-controlling interests	72	—	—	1	—	—	13	86	—	—	—	86
Preference share dividends	—	—	—	—	—	—	—	—	—	48	—	48
Net earnings attributable to common equity shareholders	328	283	66	119	117	50	94	1,057	23	(120)	—	960

Additions to property, plant and equipment and intangible assets	920	460	212	414	356	92	276	2,730	21	—	—	2,751
As at September 30, 2022
Goodwill	8,487	1,911	624	913	228	235	262	12,660	27	—	—	12,687
Total assets	23,704	12,892	5,156	8,474	5,464	2,636	4,773	63,099	861	179	(55)	64,084

Year-to-date September 30, 2021
Revenue	1,273	1,794	717	1,123	488	335	1,097	6,827	38	—	—	6,865
Energy supply costs	—	693	203	424	—	94	650	2,064	2	—	—	2,066
Operating expenses	347	487	374	252	113	89	146	1,808	24	23	—	1,855
Depreciation and amortization	216	254	67	211	173	49	135	1,105	13	3	—	1,121
Operating income	710	360	73	236	202	103	166	1,850	(1)	(26)	—	1,823
Other income, net	32	33	26	8	1	4	4	108	1	20	—	129
Finance charges	222	91	34	109	80	54	54	644	—	107	—	751
Income tax expense	126	43	11	27	5	8	16	236	2	(71)	—	167
Net earnings	394	259	54	108	118	45	100	1,078	(2)	(42)	—	1,034
Non-controlling interests	71	—	—	1	—	—	11	83	—	—	—	83
Preference share dividends	—	—	—	—	—	—	—	—	—	48	—	48
Net earnings attributable to common equity shareholders	323	259	54	107	118	45	89	995	(2)	(90)	—	903

Additions to property, plant and equipment and intangible assets	776	514	209	317	273	92	218	2,399	13	—	—	2,412
As at September 30, 2021
Goodwill	7,782	1,752	572	913	228	235	246	11,728	27	—	—	11,755
Total assets	20,865	11,318	4,125	7,893	5,201	2,506	4,291	56,199	772	217	(51)	57,137

11	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2022	2021	2022	2021
Periods ended September 30
Balance, beginning of period	(53)	(62)	(53)	(64)
Credit loss expense	(6)	(1)	(16)	(9)
Credit loss deferral	(4)	—	(4)	—
Write-offs, net of recoveries	10	5	21	13
Foreign exchange	(2)	(2)	(3)	—
Balance, end of period	(55)	(60)	(55)	(60)

See Note 12 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2021 Annual Financial Statements. A summary follows.

	As at
	September 30,	December 31,
($ millions)	2022	2021
Regulatory assets
Deferred income taxes	1,869	1,806
Rate stabilization and related accounts	535	339
Deferred energy management costs	413	384
Employee future benefits	397	388
Deferred lease costs	139	127
Manufactured gas plant site remediation deferral	99	96
Generation early retirement costs	85	48
Deferred storm costs (1)	67	17
Derivatives	40	20
Other regulatory assets	386	364
Total regulatory assets	4,030	3,589
Less: Current portion	(739)	(492)
Long-term regulatory assets	3,291	3,097

Regulatory liabilities
Deferred income taxes	1,399	1,289
Future cost of removal	1,284	1,217
Derivatives	232	52
Rate stabilization and related accounts	220	116
Employee future benefits	208	196
Renewable energy surcharge	126	107
Energy efficiency liability	102	83
Electric and gas moderator account	41	37
Other regulatory liabilities	178	125
Total regulatory liabilities	3,790	3,222
Less: Current portion	(509)	(357)
Long-term regulatory liabilities	3,281	2,865
(1)    Includes incremental costs incurred at Central Hudson associated with restoration activities due to significant storm events. Incremental costs incurred in excess of that collected in customer rates are recovered through Central Hudson's rate stabilization account.

12	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021

7. LONG-TERM DEBT	As at
	September 30,	December 31,
($ millions)	2022	2021
Long-term debt	26,810	24,177
Credit facility borrowings	1,856	1,305
Total long-term debt	28,666	25,482
Less: Deferred financing costs and debt discounts	(167)	(147)
Less: Current installments of long-term debt	(2,570)	(1,628)
	25,929	23,707

Long-Term Debt Issuances		Interest
Year-to-Date September 30, 2022	Month	Rate					Use of
($ millions, except as noted)	Issued	(%)		Maturity	Amount		Proceeds
ITC
Secured first mortgage bonds	January	2.93		2052	US	150	(1) (2) (3) (4)
Secured senior notes	May	3.05		2052	US	75	(1) (3) (4)
Unsecured senior notes	September	4.95		2027	US	600	(1) (4) (5)
UNS Energy
Unsecured senior notes	February	3.25		2032	US	325	(4) (5)
Central Hudson
Unsecured senior notes	January	2.37		2027	US	50	(4) (5)
Unsecured senior notes	January	2.59		2029	US	60	(4) (5)
Unsecured senior notes	September	5.07		2032	US	100	(1) (4)
Unsecured senior notes	September	5.42		2052	US	10	(1) (4)
FortisBC Electric
Unsecured debentures	March	4.16		2052	100		(1)
Newfoundland Power
First mortgage sinking fund bonds	April	4.20		2052	75		(1) (4) (5)
FortisAlberta
Senior unsecured debentures	May	4.62		2052	125		(1)
Fortis
Unsecured senior notes	May	4.43	(6)	2029	500		(4) (7)
(1)    Repay short-term and/or credit facility borrowings
(2)    US$20 million to fund or refinance a portfolio of eligible green projects
(3)    Fund capital expenditures
(4)    General corporate purposes
(5)    Repay maturing long-term debt
(6)    The Corporation entered into cross-currency interest rate swaps to effectively convert the debt into US$391 million with an interest rate of 4.34% (Note 12)
(7)    Fund the June 2022 redemption of the Corporations $500 million, 2.85% senior unsecured notes due December 2023

In October 2022, ITC issued 5-year US$75 million and 30-year US$75 million secured first mortgage bonds at 3.87% and 4.53%, respectively. The net proceeds are expected to be used to fund or refinance a portfolio of eligible renewable energy projects.

In December 2020, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.0 billion. As at September 30, 2022, $1.0 billion remained available under the short-form base shelf prospectus.

13	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
7. LONG-TERM DEBT (cont'd)

			As at
Credit facilities	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2022	2021
Total credit facilities	3,748	2,068	5,816	4,846
Credit facilities utilized:
Short-term borrowings (1)	(232)	—	(232)	(247)
Long-term debt (including current portion) (2)	(1,144)	(712)	(1,856)	(1,305)
Letters of credit outstanding	(68)	(52)	(120)	(115)
Credit facilities unutilized	2,304	1,304	3,608	3,179
(1)    The weighted average interest rate was 3.6% (December 31, 2021 - 0.6%).
(2)    The weighted average interest rate was 3.7% (December 31, 2021 - 0.9%). The current portion was $1,451 million (December 31, 2021 - $888 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.6 billion of the total credit facilities are committed with maturities ranging from 2023 through 2027.

See Note 14 in the 2021 Annual Financial Statements for a description of the credit facilities as at December 31, 2021.

In April 2022, Central Hudson increased its total credit facilities available from US$200 million to US$250 million.

In May 2022, the Corporation amended its unsecured $1.3 billion revolving term committed credit facility agreement to extend the maturity to July 2027, and to establish a sustainability-linked loan structure based on the Corporation’s achievement of targets for diversity on the Board of Directors and Scope 1 greenhouse gas emissions for 2022 through 2025. Maximum potential annual margin pricing adjustments are +/- 5 basis points and +/- 1 basis point for drawn and undrawn funds, respectively.

Also in May 2022, the Corporation entered into an unsecured US$500 million non-revolving term credit facility. The facility has an initial one-year term and is repayable at any time without penalty.

14	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
8. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2022	2021	2022	2021
Quarter ended September 30
Service costs	27	27	9	8
Interest costs	28	24	5	5
Expected return on plan assets	(50)	(45)	(6)	(5)
Amortization of actuarial losses (gains)	—	9	(2)	(1)
Amortization of past service credits/plan amendments	—	—	—	(1)
Regulatory adjustments	(2)	(1)	1	1
Net benefit cost	3	14	7	7

Year-to-date September 30
Service costs	79	82	26	26
Interest costs	84	73	16	14
Expected return on plan assets	(147)	(133)	(17)	(14)
Amortization of actuarial losses (gains)	2	27	(7)	(2)
Amortization of past service credits/plan amendments	(1)	(1)	(1)	(1)
Regulatory adjustments	(7)	(2)	3	2
Net benefit cost	10	46	20	25

Defined contribution pension plan expense for the three and nine months ended September 30, 2022 was $11 million and $37 million, respectively (three and nine months ended September 30, 2021 - $11 million and $34 million, respectively).

9. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2022	2021	2022	2021
Periods ended September 30
Non-service component of net periodic benefit cost	19	14	68	37
Equity component, allowance for funds used during construction	19	18	54	57
(Loss) gain on retirement investments (1)	(4)	(2)	(21)	4
(Loss) gain on derivatives, net	(27)	3	(25)	16
Other	12	4	20	15
	19	37	96	129
(1)    Includes investments that support supplemental retirement benefits at ITC, UNS Energy and Central Hudson

15	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
10. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2022			2021
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended September 30
Basic EPS	326	479.4	0.68	295	472.0	0.63
Potential dilutive effect of stock options	—	0.5		—	0.5
Diluted EPS	326	479.9	0.68	295	472.5	0.62

Year-to-date September 30
Basic EPS	960	477.7	2.01	903	470.0	1.92
Potential dilutive effect of stock options	—	0.5		—	0.5
Diluted EPS	960	478.2	2.01	903	470.5	1.92

11. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2022	2021	2022	2021
Periods ended September 30
Change in working capital
Accounts receivable and other current assets	(73)	31	(119)	73
Prepaid expenses	(91)	(80)	(69)	(57)
Inventories	(129)	(108)	(174)	(108)
Regulatory assets - current portion	(139)	26	(182)	(43)
Accounts payable and other current liabilities	74	65	91	54
Regulatory liabilities - current portion	7	(12)	39	(44)
	(351)	(78)	(414)	(125)

Non-cash investing and financing activities
Accrued capital expenditures	401	361	401	361
Common share dividends reinvested	88	86	274	262
Contributions in aid of construction	11	—	11	—

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

16	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at September 30, 2022, unrealized losses of $40 million (December 31, 2021 - $20 million) were recognized as regulatory assets and unrealized gains of $232 million (December 31, 2021 - $52 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. For the three and nine months ended September 30, 2022, unrealized gains of $2 million and $4 million, respectively were recognized in revenue (three and nine months ended September 30, 2021 - unrealized losses of $1 million and $14 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $114 million and terms of one to three years expiring at varying dates through January 2025. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and nine months ended September 30, 2022, unrealized losses of $17 million and $25 million, respectively were recognized in other income, net (three and nine months ended September 30, 2021 - unrealized gains of $3 million and $6 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through February 2024 and have a combined notional amount of $342 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and nine months ended September 30, 2022, unrealized losses recognized in other income, net were $11 million and $13 million, respectively (three and nine months ended September 30, 2021 - unrealized losses of $7 million and $9 million, respectively).

Interest Rate Swaps
ITC entered into forward-starting interest rate swaps to manage the interest rate risk associated with planned borrowings. The swaps, which had a combined notional value of US$450 million, were terminated in September 2022 with the issuance of US$600 million senior notes and realized gains of $52 million (US$39 million) were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over five years.

Cross-Currency Interest Rate Swaps
In May 2022, the Corporation entered into cross-currency interest rate swaps with a 7-year term to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt (Note 7). The Corporation designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR rates. Unrealized losses of $14 million and $26 million were recorded in other comprehensive income for the three and nine months ended September 30, 2022, respectively.

17	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Other Investments
UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. These investments are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. During the three and nine months ended September 30, 2022 losses on these funds of $2 million and $11 million, respectively, were recognized in other income, net (three and nine months ended September 30, 2021 - losses of $2 million and gains of $4 million, respectively).

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at September 30, 2022
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	250	—	250
Energy contracts not subject to regulatory deferral (2)	—	27	—	27
Other investments (4)	241	—	—	241
	241	277	—	518
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(59)	—	(59)
Energy contracts not subject to regulatory deferral (5)	—	(14)	—	(14)
Foreign exchange contracts, total return and cross-currency interest rate swaps (5)	—	(41)	—	(41)
	—	(114)	—	(114)
As at December 31, 2021
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	78	—	78
Energy contracts not subject to regulatory deferral (2)	—	16	—	16
Foreign exchange contracts, total return, and interest rate swaps (2)	23	2	—	25
Other investments (4)	137	—	—	137
	160	96	—	256
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(46)	—	(46)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
	—	(49)	—	(49)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in cash and cash equivalents and other assets
(5)Included in accounts payable and other current liabilities or other liabilities

18	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Received/Posted	Net Amount
As at September 30, 2022
Derivative assets	277	33	52	192
Derivative liabilities	(73)	(33)	—	(40)

As at December 31, 2021
Derivative assets	94	25	7	62
Derivative liabilities	(49)	(25)	—	(24)

Volume of Derivative Activity
As at September 30, 2022, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	September 30,	December 31,
	2022	2021
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	663	509
Electricity power purchase contracts (GWh)	122	731
Gas swap contracts (PJ)	175	151
Gas supply contract premiums (PJ)	184	144
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	3,211	1,886
Gas swap contracts (PJ)	38	29
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $63 million as at September 30, 2022 (December 31, 2021 - $59 million).

19	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2022 and 2021
12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited (formerly Belize Electric Company Limited), and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at September 30, 2022, US$2.9 billion (December 31, 2021 - US$2.2 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.6 billion (December 31, 2021 - US$10.8 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at September 30, 2022, the carrying value of long-term debt, including current portion, was $28.7 billion (December 31, 2021 - $25.5 billion) compared to an estimated fair value of $25.8 billion (December 31, 2021 - $28.8 billion).

13. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2021 Annual Financial Statements except that in 2022, FortisBC Energy signed new long-term biomethane purchase agreements to acquire renewable natural gas. The 20-year agreements allow FortisBC Energy to purchase a maximum annual volume of 9.3 PJs of renewable natural gas and has increased gas purchase obligations from those disclosed as at December 31, 2021 as follows.

As at September 30, 2022 ($ millions)	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Gas purchase obligations	2,723	18	58	106	151	151	2,239

Contingencies
In April 2013, FortisBC Holdings Inc. ("FHI") and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

20	FORTIS INC.	SEPTEMBER 30, 2022 QUARTER REPORT